PROSPECTUS            DECEMBER 16, 1997    FILED PURSUANT TO RULE 424(b)(3)
                                                 REGISTRATION NO. 333-40693

                           FAMILY GOLF CENTERS, INC.


                        1,169,637 Shares of Common Stock


         This Prospectus relates to the offering that may be made from time to time of up to 1,169,637 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Family Golf Centers, Inc., a Delaware corporation (the "Company"), by, or for the accounts of, the holders thereof (the "Selling Security Holders"). See "Selling Security Holders." Of the 1,169,637 Shares being offered hereby, 300,000 are issuable upon the exercise of certain warrants issued by the Company in connection with the Company's public offering in December 1995 (the "Underwriters' Warrants") at $20.25 per share and 55,537 are issuable upon the exercise of certain warrants issued in connection with the Company's acquisition of Leisure Complexes, Inc. in July 1997 at $27.50 per share (the "Acquisition Warrants," and together with the Underwriters' Warrants, the "Warrants").

         The Common Stock is quoted on the Nasdaq National Market(R) (the "Nasdaq National Market") under the symbol "FGCI." On December 2, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $28.5625 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Shares may be sold from time to time by the Selling Security Holders or their transferees. No underwriting arrangements have been entered into by the Selling Security Holders as of the date hereof. The distribution of the Shares by the Selling Security Holders may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions, or through sales to one or more dealers for resale of such Shares as principals, at prevailing market prices at the time of sale, prices related to such prevailing market prices, or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions will be paid by the Selling Security Holders in connection with sales of the Shares. To the extent required, the number of Shares to be sold, the name of the Selling Security Holder, the purchase price, the name of any agent or broker, and any applicable commissions, discounts or otherwise constituting compensation to such agents or brokers with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus (each, a "Prospectus Supplement").
See "Plan of Distribution."

         The Company will receive proceeds upon the exercise of the Warrants, but will not receive any proceeds from the sale of the Shares. By agreement with the Selling Security Holders, the Company will pay all of the expenses incident to the registration of the Shares under the Securities Act (other than agent's commissions and discounts), estimated to be approximately $50,000.

         The Selling Security Holders, and any broker-dealers or agents through whom the Shares are sold, may be deemed "underwriters" within the meaning of the Securities Act with respect to securities offered by them, and any profits realized or commissions received by them may be deemed underwriting compensation.


                The date of this Prospectus is December 16, 1997

                             AVAILABLE INFORMATION


         The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement (the "Registration Statement") under the Securities Act with respect to the offering and sale from time to time of the Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document which has been filed or incorporated by reference as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. Additionally, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information statements with the Commission. Copies of such materials may be inspected without charge at the offices of the Commission, and copies of all or any part thereof may be obtained from the Commission's public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549 or at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding the Company (http://www.sec.gov). The Common Stock is quoted on the Nasdaq National Market under the symbol "FGCI." Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Incorporated herein by reference and made a part of this Prospectus are the following: (1) the Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1996; (2) the Company's Proxy Statement on Schedule 14A filed with the Commission on April 30, 1997; (3) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (4) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (5) the Company's Current Report on Form 8-K, dated June 30, 1997; (6) the Company's Current Report on Form 8-K dated July 25, 1997, as amended; (7) the Company's Current Report on Form 8-K, dated October 6, 1997; (8) the Company's Current Report on form 8-K dated October 16, 1997; (9) the Company's Current Report on Form 8-K dated November 14, 1997; (10) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and (11) the description of the Common Stock which is registered under Section 12 of the Exchange Act, contained in the Company's Registration Statement on Form 8-A dated November 8, 1994. All documents subsequently filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in any document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

         The Company will provide without charge to each person who receives a Prospectus, upon written or oral request of such person, a copy of the information that is incorporated by reference herein (not including exhibits to the information that is incorporated by reference herein). Requests for such information should be directed to: Family Golf Centers, Inc., 225 Broadhollow Road, Melville, New York 11747; Attention: Chief Executive Officer. The Company's telephone number is: (516) 694-1666.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         Certain statements included or incorporated by reference into this Prospectus constitute "forwardlooking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the Company's indebtedness; changes in business strategy or development plans; competitive factors in the industry, including additional competition from existing competitors or future entrants to the industry; social and economic conditions; availability, terms and deployment of capital; local, state and federal regulations; availability of qualified personnel; and other factors referenced in this Prospectus and in the Company's filings with the Commission.

                                  THE COMPANY

         The following summary is qualified in its entirety by reference to the more detailed information and the financial statements and the related notes appearing elsewhere in this Prospectus or incorporated herein by reference. Each prospective investor is urged to read this Prospectus in its entirety. Investment in the securities offered hereby involves a high degree of risk. See "Risk Factors."

BUSINESS

         The Company is a leading consolidator and operator of golf centers in the United States. The Company's golf centers are designed to provide a wide variety of practice opportunities, including facilities for driving, chipping, putting, pitching and sand play. In addition, the Company's golf centers typically offer full-line pro shops, golf lessons instructed by PGA-certified golf professionals and other amenities such as miniature golf and snack bars to encourage family participation. The Company has a proven track record of successfully identifying, acquiring and integrating golf centers, having grown from one golf facility in 1992 to 51 as of October 31, 1997. As a result, the Company has increased revenues from $2.6 million in 1993 to $55.5 million for the twelve months ended September 30, 1997, and increased earnings per share from a loss of $0.23 in 1993 to a profit of $0.75 for the twelve months ended September 30, 1997.

RECENT DEVELOPMENTS

         In addition to pursuing its activities as a consolidator and operator of golf centers, the Company has identified the ice rink industry as having a number of industry and operational dynamics similar to those of the golf center industry. The Company intends to apply the skills and resources it has used in the golf center industry to capitalize on such similarities by selectively constructing, or acquiring and enhancing, ice rinks over the next twelve months. In addition, the Company expects to selectively augment certain of its existing golf centers with sports and entertainment amenities including ice rinks, video and virtual reality games, children's rides, batting cages and other entertainment activities to create family sports supercenters (the "Family Sports Supercenters"). The Company believes that the addition of these facilities expands on the Company's concept of family-oriented sports entertainment, improves utilization by adding additional sources of revenues, attracts a more diversified base of customers, increases visitation and per capita spending and has the added benefit of being counter-seasonal to the Company's core golf business.

         In July 1997, the Company acquired Leisure Complexes, Inc. ("LCI"), the operator of a family sports and entertainment supercenter which includes a golf center, an 18-hole executive golf course, an ice rink and additional family amusements, such as video and virtual reality games, a Lasertag arena, children's rides, batting cages, an I-werks Motion Master Theatre, a 48-lane bowling center, restaurants and an 18,000 square foot conference center. LCI also owns and operates seven stand-alone bowling centers. In addition, in September 1997, the Company acquired an ice rink facility which includes a National Hockey League regulation-size ice rink and an additional half rink.

         On November 17, 1997 the Company consummated the sale of six of the seven stand-alone bowling centers it acquired in connection with its acquisition of LCI. Proceeds from the sale consist of $15.5 million in cash, which the Company intends to use to repay existing indebtedness, in the amount of $10,000,000, with the remaining balance to be used for working capital and to pay deferred corporate income taxes arising from this transaction.

         The Company's principal executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number is (516) 694-1666. The Company's World Wide Web address is http://www.familygolf.com.

                                  RISK FACTORS

         Prospective investors should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus, before deciding to invest in the Shares offered hereby.

LEVERAGE, DEBT SERVICE AND COVENANTS

         As of October 31, 1997, the Company had approximately $131.5 million aggregate principal amount of indebtedness outstanding. The Company's level of indebtedness requires that a significant amount of its cash flow from operations be applied to debt service, and there can be no assurance that the Company's operations will generate sufficient cash flow to service this indebtedness. Borrowings under the Company's $20.0 million credit facility (the "Credit Facility"), of which no balance was outstanding as of October 31, 1997, and approximately $27.0 million of term debt (the "Term Debt") incurred in connection with the Company's acquisition of LCI, of which $26.8 million was outstanding as of October 31, 1997, are at variable rates of interest, which subjects the Company to fluctuations in interest rates.

         The Credit Facility and the Term Debt include covenants that restrict the operational and financial flexibility of the Company, including a limit on the number of facilities that the Company may construct in any rolling twelve month period and restrictions on indebtedness, liens, acquisitions and other significant actions. Failure to comply with certain covenants would, among other things, permit the Company's lenders to accelerate the maturity of the obligations thereunder and could result in cross-defaults permitting the acceleration of debt under other Company agreements. In addition, the Company is required to maintain certain financial ratios.

EXPANSION STRATEGY AND NEW STRATEGY

         The Company's ability to significantly increase revenues, operating cash flow and net income over time depends in large part upon its success in acquiring and improving or leasing or constructing additional facilities at suitable locations upon satisfactory terms. There can be no assurance that suitable facility acquisition or lease opportunities will be available or that the Company will be able to consummate acquisition or leasing transactions on satisfactory terms. The acquisition of facilities may become more expensive in the future to the extent that demand and competition increase. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the construction and opening of new facilities and improvements to existing facilities, including delays in obtaining required permits.

         To successfully implement its expansion strategy, the Company must integrate acquired or newly opened facilities into its existing operations, which may necessitate the implementation of enhanced operational and financial systems and may require additional employees and management, operational, financial and other resources. As part of its strategy, the Company has recently entered the ice rink and Family Sports Supercenter industries, in which the Company has only limited experience and which involve all the risks commonly associated with the establishment of new lines of business. As the Company grows, there can be no assurance that additional facilities can be readily assimilated into the Company's operating structure. The Company's inability to efficiently integrate facilities or to successfully enter the ice rink and Family Sports Supercenter industries could have a material adverse effect on the Company's financial condition and results of operations. In addition, a number of the facilities which the Company has acquired have, and facilities it may acquire in the future may have, experienced losses. On a pro forma basis, giving effect to the acquisitions consummated after January 1, 1996 as if they had occurred as of January 1, 1996, the Company had net income of $2.4 million (as compared to net income of $5.2 million on a historical basis) for the year ended December 31, 1996 and pro forma net income of $8.9 million (as compared to net income of $8.9 million on a historical basis) for the nine months ended September 30, 1997. As a result of the timing of the Company's acquisitions, the seasonality of the acquired businesses, the expansion of the Company's business to include ice rinks and Family Sports Supercenters and other factors, the Company's historical, pro forma and trailing twelve month results of operations referred to herein are not necessarily indicative of future results. There can be no assurance that facilities recently acquired by the Company or those that the Company may acquire in the future will operate profitably and will not adversely affect the Company's results of operations.

DEPENDENCE ON THE GOLF INDUSTRY

         Although the Company has begun expanding its business outside the golf industry, the Company is highly dependent on the golf industry, and the public's interest in utilizing golf practice centers, for the generation of its revenues and earnings. Activities such as golf have, in the past, been susceptible to increases and decreases in popularity that have materially affected the financial condition and results of operations of companies dependent on such activities, and there can be no assurance that the golf industry will not suffer a material decrease in popularity, which would result in a material adverse effect on the Company's business and operations. In addition, customer spending on activities such as golf is generally considered to be discretionary spending, which may be significantly decreased as a result of regional or national economic downturns.

VULNERABILITY TO WEATHER CONDITIONS AND SEASONAL RESULTS

         Historically, the second and third quarters of the year have accounted for a greater portion of the Company's revenues than have the first and fourth quarters of the year. This is primarily due to an outdoor playing season limited by weather. Although most of the Company's driving ranges are designed to be all-weather facilities, portions of the Company's facilities, including the miniature golf courses, are outdoors and vulnerable to weather conditions. In addition, golfers are less inclined to practice when weather conditions limit their ability to play golf on outdoor courses. The Company expects its expansion into ice rink facilities and Family Sports Supercenters to partially offset such seasonality. The timing of new center openings and acquisitions may also cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results. In addition, variability in the Company's results of operations could cause the price of the Common Stock and Notes (as defined) to fluctuate following the release of interim results of operations or other information and may have a material adverse effect on the price of the Common Stock and Notes.

COMPETITION

         The golf center, ice rink and family entertainment industries are each highly competitive and include competition from other golf centers, traditional golf ranges, golf courses, other ice rinks and family entertainment outlets and other recreational pursuits. The Company may face imitation and other forms of competition and the Company cannot prevent or restrain others from utilizing a similar operational strategy. Many of the Company's competitors and potential competitors have considerably greater financial and other resources, experience and customer recognition than does the Company. The Company operates seven of its golf centers under the name "Golden Bear" pursuant to a non-exclusive license agreement (the "License Agreement") with Golden Bear Golf Centers, Inc. (the "Licensor"). Golden Bear Golf, Inc., an affiliate of the Licensor, is a competitor of the Company. The Licensor is permitted to establish, or license others to establish, "Golden Bear" golf centers that compete with the Company's golf centers, including the Company's Golden Bear Golf Centers. There can be no assurance that competition will not adversely affect the Company's business or ability to acquire additional properties. In addition, the Company's pro shop business faces competition from pro shops at golf courses and other golf centers or ice rinks, as the case may be, specialty retailers devoted to golf or skating equipment and apparel, sporting goods and department stores.

DEPENDENCE ON CERTAIN AGREEMENTS

         The future success of the business and operations of the Company is dependent, in part, upon certain key operating agreements, including its real property leases, management agreements with respect to certain municipal facilities and the License Agreement. The termination of any of these agreements may have a material adverse effect on the Company.

         After giving effect to renewal options none of the Company's leases, as of October 31, 1997, is expected to expire until October 31, 2001. However, the leases may be terminated prior to their scheduled expiration should the Company default in its obligations thereunder. The termination of any of the Company's leases could have an adverse effect on the Company. If any of the Company's leases were to be terminated, there can be no assurance that the Company would be able to enter into leases for comparable properties on favorable terms, or at all.

         The Company manages several facilities for municipalities pursuant to concession licenses, three of which are terminable at will by the licensor. The Company's concession license with the City of New York (the "City") for the Douglaston, New York golf center, which was entered into in 1994 and which expires on December 31, 2006, the concession license with the City for the Randall's Island, New York golf center, which was entered into in 1992 and which expires on March 1, 2007 and the concession license with the Metropolitan Transportation Authority for the Bronx, New York golf center, currently under construction, which was entered into in 1997 and which expires on December 31, 2009 (respectively, the "Douglaston License," "Randall's Island License" and "Bronx License"), are terminable at will. Pursuant to the Douglaston License and the Rardall's Island License, the Company has made approximately $2.3 million and $1.4 million, respectively, of capital improvements. Pursuant to the Bronx License, the Company is obligated to make a minimum of $3.0 million of capital improvements. If any of these concession licenses are terminated, the licensor may retain, and is not obligated to pay the Company for the value of, such capital improvements. Unless reimbursed, for accounting purposes the Company would immediately have to write off the undepreciated value of these capital improvements and the goodwill related to its purchase of the limited partners' minority interest in the partnership which was party to the Douglaston License, both of which are currently being depreciated and amortized over the life of the relevant concession license. In addition, the Company's management agreement with the City of El Segundo for the El Segundo golf facility terminates on February 14, 1999. The Company intends to seek a renewal of this agreement.

         As of October 31, 1997, the Company operated seven of its 51 golf centers under the name "Golden Bear" pursuant to the License Agreement, expiring August 2002, with the Licensor. The License Agreement is terminable by the Licensor prior to August 2002 under certain circumstances, including if the current directors of the Company at any time constitute less than 50% of the Company's directors. The Company agreed to cure, and believes it has cured, an alleged default of the License Agreement (principally by making certain capital improvements by November 1996). Failure by the Company to cure the alleged default could result in the termination of the License Agreement. Termination of the License Agreement could adversely affect the Company's Golden Bear Golf Centers and, possibly, the Company. In addition, the value of the "Golden Bear" name is dependent, in part, upon the continued popularity of Jack Nicklaus. Accordingly, the occurrence of any event which diminishes the reputation of Mr. Nicklaus and the related "Golden Bear" symbol could adversely affect the Company's Golden Bear Golf Centers.

ADDITIONAL FINANCING REQUIREMENTS

         The Company anticipates, based on its currently proposed expansion plans and assumptions relating to its operations, that the net proceeds from its sale of $115 million aggregate principal amount of 5 3/4% convertible subordinated notes, due 2004 on October 16, 1997 and November 14, 1997 (the "Notes"), together with availability under the Credit Facility and cash flow from operations, will be sufficient to permit the Company to conduct its operations and to carry on its contemplated expansion through at least the next twelve months. The Company also anticipates that it will need to raise additional capital in the future to continue its longer term expansion plans. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all.

ENVIRONMENTAL REGULATION

         Operations at the Company's facilities involve the use and limited storage of various hazardous materials such as pesticides, herbicides, motor oil, gasoline, heating oil and paint, as well as various chemicals used to create, refrigerate and maintain the ice at its ice rinks. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property is generally liable for the costs of removal or remediation of hazardous substances that are released on or in its property regardless of whether the property owner or operator knew of, or was responsible for, the release of hazardous materials. The Company has not been informed by any governmental authority of any non-compliance or violation of any environmental laws, ordinances or regulations and the Company believes that it is in substantial compliance with all such laws, ordinances and regulations applicable to its properties or operations. However, the Company is aware of one notice of violation issued by the New York State Department of Environmental Conservation against the owner of the land leased by the Company in Elmsford, New York alleging that certain hazardous materials were placed on the site. The owner has taken remedial action and the Company does not believe it will be affected by the alleged violation. As of October 31, 1997, the Company had not incurred material costs of remediation and the Company knows of no material environmental liability to which it may become subject. Although the Company usually hires environmental consultants to conduct environmental studies, including invasive procedures such as soil sampling or ground water analysis on facilities it owns, operates or intends to acquire, in some cases only limited invasive procedures are conducted on such properties and in a limited number of instances no environmental studies are conducted. Accordingly, there may be potential environmental liabilities or conditions of which the Company is not aware.

DEPENDENCE UPON KEY EMPLOYEE; RECRUITMENT OF ADDITIONAL PERSONNEL

         The Company is heavily dependent on the services of Dominic Chang, its Chairman of the Board, Chief Executive Officer and President. The loss of the services of Mr. Chang could materially adversely affect the Company. Mr. Chang has entered into an employment agreement with the Company which terminates on December 31, 1999. The Company owns, and is the sole beneficiary of, key person life insurance in the amount of $1.5 million on the life of Mr. Chang. In addition, it is an event of default under the Company's Credit Facility and Term Debt if Mr. Chang is not the Chairman of the Board and Chief Executive Officer of the Company and if he does not own at least 5% of the Company's outstanding Common Stock. The Company will also be required to hire additional personnel and professionals to staff the additional facilities it intends to acquire, lease or construct. There can be no assurance that the Company will be able to attract and retain qualified personnel.

CONTROL BY CURRENT STOCKHOLDER

         As of October 31, 1997, Dominic Chang beneficially owned 2,519,334 shares of Common Stock, constituting approximately 19.6% of such outstanding shares. Mr. Chang is, therefore, able to exercise significant influence with respect to the election of the directors of the Company and all matters submitted to a vote of the stockholders of the Company.

PREFERRED STOCK; POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BY-LAW AND CONTRACTUAL PROVISIONS

         The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 2,000,000 shares of preferred stock, $0.10 par value per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders. Although no preferred stock is currently outstanding and the Company currently has no plans for the issuance of any preferred stock, there can be no assurance that the Company will not do so in the future. The ability of the Board of Directors to issue preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management and, as a result, could prevent the stockholders of the Company from being paid a premium over the market value for their shares of Common Stock. The Company's By-Laws contain provisions requiring advance notice of stockholder proposals and imposing certain procedural restrictions on stockholders wishing to call a special meeting of stockholders. Under the Credit Facility and the Term Debt, it is an event of default if Mr. Chang is not the Chairman of the Board, Chief Executive Officer and beneficial owner of at least 5% of the outstanding Common Stock of the Company. In addition, the Indenture with respect to the Notes gives the holders of the Notes the right to have such Notes redeemed if there is a Change of Control (as defined in the Indenture). The License Agreement may be terminated by the Licensor if members of the Company's Board of Directors, as of September 1995, do not constitute at least 50% of the Company's Board of Directors. Accordingly, such provisions could discourage possible future attempts to gain control of the Company (which attempts, if stockholders were offered a premium over the market value of their Common Stock, might be viewed as beneficial to stockholders).

VOLATILITY OF PRICE OF COMMON STOCK

         The trading price of the Company's Common Stock could be subject to fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, future announcements concerning the Company, general trends in the industry and other events or factors.

                                USE OF PROCEEDS

         The net proceeds to the Company from the exercise of the Warrants are estimated to be $7,602,267.50. The Company is unable to predict the time, if ever, when the Warrants will be exercised. Accordingly, it is expected that the net proceeds from the sale of the Shares underlying the Warrants will be used by the Company for general corporate purposes. The Company will not receive any proceeds from the sale of the Shares by the Selling Security Holders.

                            SELLING SECURITY HOLDERS

         The following table sets forth the ownership of the Common Stock by the Selling Security Holders as of the date such information was provided to the Company. Since the dates such information was provided to the Company, such information may have changed. Any or all of the Shares listed below may be offered for sale by the Selling Security Holders from time to time and therefore no estimate can be given as to the number of Shares that will be held by the Selling Security Holders upon termination of this offering (except that in each case, such number will represent less than 1% of the Common Stock outstanding, unless otherwise indicated ). The "Number of Shares of Common Stock Owned before the Offering" listed below includes the "Number of Shares Issuable upon Exercise of Warrants or Options" for each Selling Security Holder. Except as otherwise indicated, the Selling Security Holders listed in the table have sole voting and investment powers with respect to the Shares indicated.

                                                                              NUMBER OF
                                                       NUMBER OF SHARES    SHARES ISSUABLE         NUMBER
                                                        OF COMMON STOCK    UPON EXERCISE OF          OF
                                                           OWNED BEFORE      WARRANTS OR           SHARES
        NAME OF SELLING SECURITY HOLDER               THE OFFERING (21)        OPTIONS             OFFERED
        -------------------------------             -------------------    -----------------     -----------
Alan R. Schriber (4)                                              1,041               208 (7)            833
Allison Flege (4)                                                 3,125               625 (7)          2,500
Andrew R. and Stephani Whittaker (2)                              6,356             6,356 (5)          6,356
Andromeda Agency, Inc. Profit Sharing Plan FBO
Howard L. Tomb (Howard L. Tomb, Trustee) (4)                      1,041               208 (7)            833
Arthur J. Calace, Jr. (4) (8) (20)                              170,834            16,804 (6)        170,834
B. Joel Stoudenmire (4)                                           3,946                     0          3,946
Carl Peyser (4) (9)                                               5,646               555 (6)          5,646
Carol Durkin (4)                                                 21,132             2,078 (6)         21,132
Carver Golf Enterprises, Inc. (3)                               109,200                     0        109,200
Charles F. Schierar Trust U/A dated 6/6/83                        1,041               208 (7)            833
Chris M. Mary Ellen Kanoff (2)                                    6,356             6,356 (5)          6,356
Christopher O'Connell (2)                                         6,444             6,444 (5)          6,444
Christopher Allick and Alice P. Allick                            6,356             6,356 (5)          6,356
Claude Lemieux                                                    4,167                     0          4,167
Curtis Burge, Trustee of Pension & Profit Plan;
Trust dated 4/24/85 (4)                         401K              1,041               208 (7)            833
Daniel O. Conwill, IV (2)                                         6,356             6,356 (5)          6,356
David Wechsler (4) (10)                                           7,084         5,417 (7)(11)          1,667
David Handler (2)                                                 8,000             8,000 (5)          8,000
David P. and Wendie E. St. Jean (2)                               3,177             3,177 (5)          3,177
David L. Rose (2)                                                 5,730             5,730 (5)          5,730
Dominick and Mary E. DeBari (4)                                  10,003               984 (6)         10,003
Dr. Vincent W. Shiel, Trustee U/A of Trustee dated
1/18/89 (4)                                                       3,334               834 (7)          3,334
Dudley S. Taft (4)                                                2,084               417 (7)          1,667
Edward J. Malek (4) (26)                                         14,200                     0         13,756
Estate of Roslyn Shervan (4)                                     10,003               984 (6)         10,003
Ronald G. Orloff Trustee for the Marc Steven Orloff
Irrevocable Living Trust (4)                                      5,001               492 (6)          5,001
FHM, Inc. (4)                                                       416                83 (7)            333
Frederick J. Caspar (4)                                           1,041               208 (7)            833
Gary Munafo (4)                                                   2,084               417 (7)          1,667
Michael Jonathan Chill (2)                                   8,765 (12)             6,765 (5)          6,765
Richard K. Abbe (2)                                         23,106 (13)            18,706 (5)         18,706
Jeffrey M. Berman (2)                                            18,705            18,705 (5)         18,705
Leo Abbe (2)                                                     18,706            18,706 (5)         18,706

                                      -10-

                                                                              NUMBER OF
                                                       NUMBER OF SHARES    SHARES ISSUABLE        NUMBER
                                                        OF COMMON STOCK    UPON EXERCISE OF         OF
                                                           OWNED BEFORE      WARRANTS OR          SHARES
        NAME OF SELLING SECURITY HOLDER               THE OFFERING (21)        OPTIONS            OFFERED
        -------------------------------             -------------------    -----------------    ------------
James M. Gould (4)                                                  416                83 (7)            333
Janet Rudnick (4)                                                10,003               984 (6)          8,133
Jay Haas (4)                                                      3,947                     0          3,947
Jean Schiear Meier Trust U/A dated 6/7/72 (4)                     1,041               208 (7)            833
Jeff Rosenberg (4)                                                1,041               208 (7)            833
Jefferies & Company, Inc. (1)                                    61,707            61,707 (5)         61,707
Jeffrey C. Key (2)                                                4,000             4,000 (5)          4,000
Jeffrey Kent Weinhoff (2)                                        32,491            32,491 (5)         32,491
Jeffrey and Denise Feldman (4)                                    5,001               492 (6)          5,001
John D. Lafoy (4)                                                 5,920                     0          5,920
John C. Vance (4)                                                 3,125               625 (7)          2,500
Jonah Kupietzky (4)                                              10,003               984 (6)         10,003
Joseph M. and Doris Fitzgerald (4)                               70,271             6,912 (6)         57,136
Joseph F. Chiappetta (2)                                          6,800             6,800 (5)          6,800
Karen Calace (4) (14)                                            10,056               987 (6)         10,056
Kenneth W. Gurley (4)                                            14,570            4,950 (23)          9,620
Leonard Hefter (2)                                                6,800             6,800 (5)          6,800
Linda Calace (4) (15) (22)                                      159,380            15,677 (6)        129,589
Louis V. Bellucci (2)                                             6,800             6,800 (5)          6,800
M. Brent Stevens (2)                                              3,177             3,177 (5)          3,177
Marrianne Klekamp(4)                                              1,041               208 (7)            833
Mark Calace (4) (16)                                             11,076             1,091 (6)         11,076
Marvin Rosenberg (4)                                              4,002             1,501 (7)          2,501
Monness, Crespi, Hardt & Co., Inc (1)                            15,000            15,000 (5)         15,000
Paul Ochs                                                         4,800                     0          4,800
Peter E. and Judy V. Ruel (2)                                     6,800             6,800 (5)          6,800
Philip M. Bell (4)                                                2,084               417 (7)          1,667
Rabiner Partners (4)                                              1,041               208 (7)            833
Raymond Travaglione(4) (25)                                      56,800                     0         56,800
Richard and Constance Pines (4)                                  10,003               984 (6)         10,003
Robert T. Colgan (2)                                              6,800             6,800 (5)          6,800
Ruth L. Conway (4)                                                6,252             1,251 (7)          5,001
Salem Realty, Inc. (4)                                            2,084               417 (7)          1,667
Sam Pate (4)                                                      9,620                     0          9,620
Samuel W. Tuten & Vicky R. Tuten (4)                              1,041               208 (7)            833
Sharon Wahlke (4)                                                 1,041               208 (7)            833
Stacy Hart  (4)                                                  87,583                     0         12,583
Stefani Nelson (2)                                                6,800             6,800 (5)          6,800
Steve Contardi (4)                                                  833                     0            833
Steve H. Owings (4)                                               3,974                     0          3,947
Susan W. Holmes 1951 Trust  (4)                                   2,084               417 (7)          1,667
U.S. Golf and Entertainment, Inc. (2)                            75,000                     0         75,000
William Parks (4) (17)                                           19,440             1,912 (6)         19,440
William G. Reitzig (4) (18)                                      66,775       33,617 (6) (19)         36,775
Hampshire Securities Corporation (1)                              9,405             9,405 (5)          9,405
John H. Starr (2)                                                 7,761             7,761 (5)          7,761
Leslie Abbey                                                        941               941 (5)            941
Jonathan Abbey                                                      940               940 (5)            940


                                                                              NUMBER OF
                                                       NUMBER OF SHARES    SHARES ISSUABLE        NUMBER
                                                        OF COMMON STOCK    UPON EXERCISE OF         OF
                                                           OWNED BEFORE      WARRANTS OR          SHARES
        NAME OF SELLING SECURITY HOLDER               THE OFFERING (21)        OPTIONS            OFFERED
        -------------------------------             -------------------    -----------------    ------------
Realprop Capital Corp.                                            3,527             3,527 (5)          3,527
William E. Aaron (2)                                              1,258             1,258 (5)          1,258
Michael  R. Stein (2)                                             1,258             1,258 (5)          1,258
Ceasar Fraschilla                                                 2,216             2,216 (5)          2,216
Morton D. Kurzrok (2)                                               335               335 (5)            335
F. Garofalo Electric Co., Inc. Profit Sharing Plan                1,176             1,176 (5)          1,176
Trade Wind Fund I, L.P.                                           2,351             2,351 (5)          2,351

(1) An investment bank which has participated in underwritten public offerings of the Company's securities.
(2) An employee of an investment bank which has participated in underwritten public offerings of the Company's securities.
(3)  A company, the assets of which have been acquired by the Company.
(4) A stockholder of a company, the assets of which have been acquired by the Company.
(5)  Shares issuable upon the exercise of the Underwriters' Warrants.
(6)  Shares issuable upon the exercise of the Acquisition Warrants.
(7) Shares issuable upon the exercise of options granted in connection with the acquisition of a golf center in Cincinnati, Ohio.
(8) Does not include shares beneficially owned by Arthur Calace's wife, Linda Calace.
(9)  Director of Management Information Services for Family Golf Centers, Inc.
(10) Regional Manager for Southeastern District of Family Golf Centers, Inc.
(11) Includes 5,000 options granted under an employee stock option plan
(12) Includes 2,000 shares of unrestricted Common Stock purchased in the open market.
(13) Includes 4,400 shares of unrestricted Common Stock purchased in the open market.
(15) Does not include shares beneficially owned by Karen Calace's husband, Mark Calace.
(16) Does not include shares beneficially owned by Linda Calace's husband, Arthur Calace.
(17) Does not include shares beneficially owned by Mark Calace's wife, Karen Calace.
(18) Director of Operations of Lake Grove Family Golf Centers, Inc.
(19) President of Lake Grove Family Golf Centers, Inc.
(20) Includes 30,000 options granted under an employee stock option plan
(21) Selling Security Holder's beneficial ownership of Common Stock is 1.3% of the Common Stock outstanding.
(22) Includes the following numbers of Shares held in escrow for the following Selling Security Holders: Arthur J. Calace, Jr. -15,128;
     Carl Peyser - 500; Carol Durkin - 1,871; Dominick and Mary E. DeBari - 886; Edward J. Malek - 444; Estate of Roslyn Shervan - 886; Ronald G. Orloff Irrevocable Living Trust - 443; Janet Rudnick - 886; Jeffrey and Denise Feldman - 443; Jonah Kupietzky - 886; Joseph M. and Doris Fitzgerald - 6,223; Karen Calace - 886; Linda Calace - 14,114; Mark
     Calace - 985; Raymond Travaglione - 1,776; Richard and Constance Pines
     - 886; William Parks - 3,289; William G. Reitzig - 3,256.
(23) Selling Security Holder's beneficial ownership of Common Stock is 1.3% of the Common Stock outstanding.
(24) Options issued under an employee stock option plan.
(25) Includes 1,776 shares to be released from escrow.
(26) Includes 444 shares to be released from escrow.

                          DESCRIPTION OF CAPITAL STOCK

         A description of the Company's capital stock is contained in the Company's registration statement on Form 8-A, which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                              PLAN OF DISTRIBUTION

         The Shares offered by this Prospectus may be sold from time to time by the Selling Security Holders or by transferees thereof. No underwriting arrangements have been entered into by the Selling Security Holders. The distribution of the Shares by the Selling Security Holders may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions, or through sales to one or more dealers for resale of such shares as principals, at prevailing market prices at the time of sale, prices related to prevailing market prices, or negotiated prices. Discounts and usual and customary or specifically negotiated brokerage fees or commissions may be paid by a Selling Security Holder in connection with sales of the Shares. To the extent required, the number of Shares to be sold, the name of the Selling Security Holder, the purchase price, the name of any agent or broker, and any applicable commissions, discounts or other compensation to such agents or brokers with respect to a particular offering will be set forth in a Prospectus Supplement.

         In order to comply with certain state securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless such Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         In connection with distributions of the Shares or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell Shares short and redeliver the Shares to close out such short positions. The Selling Security Holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Security Holders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to such Shares for a period of one or five business days prior to the commencement of such distribution. In addition to, and without limiting, the foregoing, each of the Selling Security Holders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Security Holders or any such other person. All of the foregoing may affect the marketability of the Shares.

         Pursuant to the Warrants and certain registration rights agreements, the Company will pay all the fees and expenses incident to the registration of the Shares (other than discounts and commissions, if any, and the Selling Security Holders' counsel fees and expenses, if any).

         In addition, the Company has agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the Securities Act. In addition, each Selling Security Holder has agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act. Such agreements also provide for rights of contribution if such indemnification is not available.

         The Selling Security Holders, and any broker-dealers or agents through whom the Shares are sold, may be deemed "underwriters" within the meaning of the Securities Act with respect to securities offered by them, and any profits realized or commissions received by them may be deemed underwriting compensation.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the company or its stockholders,
(ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

         The Company's Certificate of Incorporation provides that the Company shall indemnify its officers, directors, employees and other agents to the fullest extent permitted by Delaware law.

         The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

         The validity of the Shares has been passed upon for the Company by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, 551 Fifth Avenue, New York, New York 10176. Kenneth R. Koch, Esq. a partner of Squadron, Ellenoff, Plesent & Sheinfeld, LLP, holds options to purchase shares of the Company's Common Stock.

                                    EXPERTS

         The consolidated financial statements of the Company as at December 31, 1996 and December 31, 1995 and for each of the years in the three year period ended December 31, 1996, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been so incorporated in reliance on the report of Richard A. Eisner & Company, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Carolina Capital Ventures, Ltd. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Goldberg & Davis, CPA's, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Divot City, L.P. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Ireland San Filippo, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Darlington Driving Range as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Randall's Island Practice Center as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Green Oaks Golf Practice Center, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Gerard McEvoy, CPA, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of San Bruno Practice Center as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Pinley Enterprises Ltd. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Hirschhorn, Fry & Associates, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Southampton Family Golf Center, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Hirschhorn, Fry & Associates, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Palm Royale Country Club Operations as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Maryanov Madsen Gordon & Campbell, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Leisure Complexes, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Feldman, Gutterman, Meinberg and Company, CPA's, independent auditors, given upon the authority of said firm as experts in accounting and auditing.

===============================================================

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.

                     --------------------

                       TABLE OF CONTENTS

                                                           Page

Available Information.........................................2
Incorporation of Certain Documents by Reference...............2
Special Note Regarding Forward Looking Statements.............3
The Company...................................................4
Risk Factors..................................................5
Use of Proceeds...............................................9
Selling Security Holders.....................................10
Description of Capital Stock.................................12
Plan of Distribution.........................................12
Limitation of Liability and Indemnification of Directors
     and Officers............................................13
Legal Matters................................................14
Experts......................................................14

===============================================================

===============================================================

                   1,169,637 SHARES


                   _________________


                      FAMILY GOLF
                     CENTERS, INC.



                      COMMON STOCK


                   _________________

                       PROSPECTUS
                   _________________




                   DECEMBER 16, 1997


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